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                         Report of Independent Accountants

To the Board of Trustees
Fountain Square Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Fountain Square Funds (the "Company") was in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of July 31, 1998 with respect to securities and similar investments reflected in the investment account of the Funds. Management is responsible for the Funds' compliance with those requirements.
Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 1998, and with respect to agreement of security and similar investments purchases and sales, for the period from May 29, 1998 (the date of last examination) through July 31, 1998;

- Confirmation of all securities and similar investments held by Federal Reserve Bank of Cleveland, State Street Bank & Trust Co., N.A., Depository Trust Company, Bank of New York, and Participant Trust Company in book entry form;

- Reconciliation of confirmation results as to all such securities and investments to the books and records of the Company and the Custodian;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Fifth Third Bank and tri-party custodian records; and

- Agreement of 2 security and/or investment purchases and 2 security and/or investment sales or maturities since our last examination from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that the Fountain Square Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 1998, with respect to securities and similar investments reflected in the investment account of the Company, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Fountain Square Funds and the Securities and Exchange Commission and should not be used for any other purpose.

                                             Ernst & Young LLP

Cincinnati, Ohio
October 30, 1998
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                   Management Statement Regarding Compliance with
              Certain Provisions of the Investment Company Act of 1940
              --------------------------------------------------------


We, as members of management of the Fountain Square Funds (the "Company"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of July 31, 1998.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 1998 with respect to securities and similar investments reflected in the investment account of the Company.


Fountain Square Funds



By:





                 /s/ Stephen G. Mintos
               -----------------------------------
               Stephen Mintos
               President